Exhibit B

Unaudited Financials for Stone Bancshares, Inc.

Stone Bancshares, Inc.
Consolidated Balance Sheets
(in thousands)
	(Unaudited) June 30, 2017	December 31, 2016
ASSETS
Cash and due from banks	$ 2,022	$ 2,197
Investments and federal funds sold	17,908	12,610
Loans and leases	164,006	123,450
Allowance for loan and lease losses	(2,224)	(1,548)
Net loans	161,782	121,902
Premises and equipment	8,504	7,008
Goodwill and intangibles	939	939
Federal Home Loan Bank stock	1,118	1,005
Foreclosed assets held for sale	1,026	112
Other assets	8,166	6,777
Total assets	$ 201,465	$ 152,549

LIABILITIES AND STOCKHOLDER'S EQUITY
Total deposits	$ 158,267	$ 112,660
Total borrowings	22,700	20,600
Accrued interest	95	66
Other liabilities	1,123	1,477
Total liabilities	182,186	134,803
Stockholder's equity:
Common stock	14	14
Treasury stock	(50)	0
Additional paid in capital	17,267	16,042
Retained earnings	2,061	1,865
Unrealized gains/(losses)	(13)	(174)
Total equity	19,279	17,747
Total liabilities and equity	$ 201,465	$ 152,549

Stone Bancshares, Inc.
Consolidated Statements of Income
(in thousands)
	(Unaudited) For the 6 Months Ended June 30, 2017	For the Period Ended December 31, 2016
Interest income
Loans	$ 4,228	$ 5,520
Investment securities, federal funds sold, and interest bearing deposits	143	141
Total interest income	4,371	5,660
Interest expense
Deposits	923	860
Other borrowings	135	180
Total interest expense	1,058	1,040
Net interest income	3,313	4,620
Provision for loan and lease losses	858	895
Net interest income after provision for loan and lease losses	2,455	3,725
Non interest income
Gain on sale of loans	1,982	4,877
Other	326	369
Total non interest income	2,308	5,245
Non interest expense
Compensation and related expenses	1,695	2,635
Occupancy	362	428
Other	1,757	2,827
Total non interest expense	3,814	5,891
Income before taxes	949	3,080
Provision for income taxes	345	1,215
Net income	$ 603	$ 1,865